UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

McEwen Mining Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

58039P107

(CUSIP Number)

Robert Ross McEwen

c/o McEwen Mining Inc.

181 Bay Street

Suite 4750, P.O. Box 792

Toronto, ON Canada M5J 2T3

(647) 258-0395

With copies to:

David J. Babiarz, Esq.

Dufford & Brown, P.C.

1700 Broadway, Suite 2100

Denver, CO 80290

(303) 861-8013

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58039P107

(1)	Names of Reporting Person(s) Robert Ross McEwen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 43,673,285 (2)

	(8)	Shared Voting Power 31,325,279 (1)

	(9)	Sole Dispositive Power 43,673,285 (2)

	(10)	Shared Dispositive Power 31,325,279 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 74,998,564 (1)(3)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 25.3% (4)

(14)	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario”), and Rule 13d-5(b)(1) and Rule 13d-3(a)  of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen and 2190303 Ontario may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of McEwen Mining Inc., a Colorado corporation (the “Company”), held by 2190303 Ontario.

(2) Includes 1,075,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of December 3, 2012 and 42,598,285 exchangeable shares (the “Exchangeable Shares”) of McEwen Mining—Minera Andes Acquisition Corp., a corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), that have voting and economic rights equivalent to shares of Common Stock and that were issued in connection with the transactions contemplated by that certain Arrangement Agreement, dated September 22, 2011, among the Company, Canadian Exchange Co. and Minera Andes Inc., a corporation incorporated under the Business Corporations Act (Alberta).

(3) Includes (a) 31,325,279 shares of Common Stock held by 2190303 Ontario, (b) 1,075,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of December 3, 2012, and (c) 42,598,285 Exchangeable Shares.

(4) The percentages used herein are calculated based on an aggregate total of 296,504,859 shares of Common Stock and Exchangeable Shares issued and outstanding or deemed to be issued and outstanding as of December 3, 2012, including (i) all shares issuable pursuant to the Rights Offerings described herein, and (ii) 1,075,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of December 3, 2012.

CUSIP No. 58039P107

1.	Names of Reporting Persons. 2190303 Ontario Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 31,325,279 shares (5)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 31,325,279 shares (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,325,279 shares (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.6% (6)

14.	Type of Reporting Person (See Instructions) CO

(5) Consists of 31,325,279 shares of Common Stock directly held by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1), 13d-3(a) and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or share voting and dispositive power over such Common Stock.  Amount reported on Line 11 excludes 42,598,285 Exchangeable Shares and 1,075,000 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of December 3, 2012.  2190303 Ontario expressly disclaims beneficial ownership of each of such class of securities.

(6) The percentages used herein are calculated based on an aggregate total of 295,429,859 shares of Common Stock and Exchangeable Shares issued and outstanding or deemed to be issued and outstanding as of December 3, 2012, including all shares issuable pursuant to the Rights Offerings described herein.

This Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) and 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”) of McEwen Mining Inc., a Colorado corporation (the “Company”), pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008 (“Amendment No. 4”) to the original Schedule 13D filed by Mr. McEwen with the SEC on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007, as amended by Amendment No. 4 thereto, filed with the SEC on December 12, 2008, as amended by Amendment No. 5 thereto, filed with the SEC on May 27, 2009, as amended by Amendment No. 6 thereto, filed with the SEC on March 3, 2011 and as amended by Amendment No. 7 thereto, filed with the SEC on September 22, 2011, as amended by Amendment No. 8 thereto, filed with the SEC on January 26, 2012 (as amended hereby and thereby, the “Amended Schedule 13D”) is being filed to reflect Mr. McEwen’s change in beneficial ownership of Common Stock and Exchangeable Shares as a result of the Company’s rights offering, as is more fully described in Item 3 and Item 4 below.

Item 1.	Security and Issuer.
No change from prior amendments to this Schedule 13D.

Item 2.	Identity and Background.
No change from prior amendments to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended by the following:

On December 3, 2012, 2190303 Ontario exercised subscription rights (“Rights”) to purchase 2,847,752 shares of Common Stock at a price of $2.25 per share of Common Stock.  In addition, on December 3, 2012, Mr. McEwen exercised subscription rights to purchase 3,872,571 Exchangeable Shares at a price of CDN$2.24 per Exchangeable Share.  2190303 Ontario purchased the Common Stock from its working capital and Mr. McEwen purchased the Exchangeable Shares with personal funds.  Neither Mr. McEwen nor 2190303 Ontario borrowed any funds for the purchases.

Item 4.	Purpose of the Transaction.

Item 4 is hereby supplemented and amended by the following:

(a)  The Company conducted two concurrent rights offerings to its shareholders (the “Rights Offerings”). The Rights Offerings provided that holders of Common Stock and Exchangeable Shares the right to participate on an equal and proportional basis with other holders of the same class of shares in purchasing additional shares of the same class of shares at a fixed price.  Each of 2190303 Ontario and Mr. McEwen exercised their respective Rights and acquired the securities described in Item 3 above for investment purposes.  Except as set forth in this Item 4, Mr. McEwen and 2190303 Ontario have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although each of Mr. McEwen and 2190303 Ontario reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to replace in its entirety the prior disclosure by the following:

(a) — (b) The Reporting Persons’ current beneficial ownership in the Common Stock is set forth on the cover page to this Amendment No. 9 to Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on Mr. McEwen’s cover page is calculated based on an aggregate total of 296,504,859 shares of Common Stock and Exchangeable Shares issued and outstanding or deemed to be issued and outstanding as of December 3, 2012, including (i) all shares issuable pursuant to the Rights Offerings described herein, and (ii) 1,075,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of December 3, 2012.  The ownership percentage appearing on 2190303 Ontario’s cover page are calculated based on an aggregate total of 295,429,859 shares of Common Stock and Exchangeable Shares issued and outstanding or deemed to be issued and outstanding as of December 3, 2012, including all shares issuable pursuant to the Rights Offerings described herein.

(c) Except as set forth in this Amendment No. 9 to Schedule 13D with reference to the Rights Offerings, none of the Reporting Persons has effected any transaction in the Common Stock or Exchangeable Shares during the past 60 days.

(d)—(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
No change from prior amendments to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.
No change from prior amendments to this Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2012

ROBERT ROSS MCEWEN

/s/ Robert R. McEwen

2190303 ONTARIO INC.

	By:	/s/ Robert R. McEwen
	Title:	President